UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-8978

LONGS DRUG STORES CALIFORNIA, INC.

401(k) Plan*

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

LONGS DRUG STORES CORPORATION

141 North Civic Drive, Walnut Creek, California 94596

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

*	The Longs Drug Stores California, Inc. Employee Savings and Profit Sharing Plan was renamed the Longs Drug Stores 401(k) Plan effective January 1, 2008.

All other schedules required by Section 2520.103 – 10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and

Plan Administrator of the

Longs Drug Stores California, Inc.

401(k) Plan

We have audited the financial statements of the Longs Drug Stores California, Inc. 401(k) Plan (formerly Longs Drug Stores California, Inc. Employee Savings & Profit Sharing Plan) (the Plan) as of December 31, 2007 and 2006, and for the year ended, December 31, 2007 as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MOHLER, NIXON & WILLIAMS
Accountancy Corporation Campbell, California June 27, 2008

LONGS DRUG STORES CALIFORNIA, INC.

401(k) Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006
Assets
Investments at fair value:
Mutual funds	$391,710,983	$364,671,699
Common stock of Longs Drug Stores Corporation	219,920,093	236,624,895
Investment in collective trusts	221,959,823	204,367,069
Participant loans	27,489,679	27,088,861

Total investments at fair value	861,080,578	832,752,524
Cash	719,415	627,511
Contributions and dividends receivable	2,193,155	1,116,390

Net assets available for benefits at fair value	863,993,148	834,496,425

Adjustments from fair value to contract value for fully benefit responsive investment contracts	1,720,274	3,340,443

Net Assets Available for Benefits	$865,713,422	$837,836,868

See notes to financial statements.

LONGS DRUG STORES CALIFORNIA, INC.

401(k) Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2007
Contributions:
Employee	$37,224,656
Employer	13,977,186

Total contributions	51,201,842
Investment income:
Dividends and interest	42,894,628
Net appreciation in fair value of investments	20,744,654

Net investment income	63,639,282
Benefits paid to participants and administrative expenses	(86,964,570)

Net increase	27,876,554
Net assets, beginning of year	837,836,868

Net assets, end of year	$865,713,422

See notes to financial statements.

LONGS DRUG STORES CALIFORNIA, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Plan Description

The following description of the Longs Drug Stores California, Inc. 401(k) Plan (formerly Longs Drug Stores California, Inc. Employee Savings and Profit Sharing Plan) (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Effective January 1, 2008, the Plan was amended and renamed the Longs Drug Stores California, Inc. 401(k) Plan, with certain modifications to the Plan’s provisions as described below.

General - The Plan is a defined contribution plan for employees of Longs Drug Stores California, Inc., a wholly owned subsidiary of Longs Drug Stores Corporation (collectively referred to as “Longs”, the “Company” or “Sponsor”). Prior to December 31, 2007, employees were eligible for membership in the Plan on their first day of employment with Longs. Effective January 1, 2008, employees are not eligible for participation in the Plan until they are at least 18 years of age and have completed 90 days of service with Longs. The Administrative Committee manages the operation and administration of the Plan, subject to oversight by the Compensation Committee of the Board of Directors of the Company. Employees covered by a collective bargaining agreement are not eligible to participate in the Plan unless provided by the collective bargaining agreement. Merrill Lynch Bank & Trust Co., FSB (“Merrill Lynch”) serves as the Plan’s trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Employee Contributions - Participants may elect to contribute from 1% to 50% of their pretax compensation, subject to certain Internal Revenue Code limitations, and may invest such amounts in any of the Plan’s investment options. Highly compensated participants (as defined in the Plan document) are restricted to a pretax contribution of up to 9% of pretax compensation.

Matching Contributions - For 2007, Longs’ Board of Directors declared an annual company match of 25 cents for each $1 of participant contributions to the Plan up to a maximum of $2,000 per participant. Matching contributions may be made in cash or shares of Longs common stock. For 2007, all matching contributions were made in shares of Longs common stock. Effective January 1, 2008, the Company amended the plan adding an enhanced matching contribution that satisfies the 401(k) safe harbor contribution requirements under the Internal Revenue Code. The enhanced matching formula calls for a matching contribution of $1 for each $1 of participant contributions to the Plan up to the first 3% of a participant’s eligible pretax compensation and a matching contribution of 50 cents for each $1 of a participant’s contributions to the Plan up to an additional 2% of a participant’s eligible pretax compensation.

Profit Sharing Contributions - Through December 31, 2007, annual profit sharing contributions, if any, were provided under the terms of the Plan, subject to the approval of Longs’ Board of Directors. In order to receive a profit sharing contribution, a participant must have been employed by Longs as of the end of the Plan year, must have contributed to the Plan and have received matching contributions during the Plan year, and must not have received, or consented to receive, a distribution from the Plan as a result of termination of employment during the Plan year. Contributions, which could be made in any combination of cash or Longs common stock, were allocated to participants in proportion to their matching contributions. For 2007, all profit sharing contributions were made in shares of Longs common stock. Effective January 1, 2008 the Company discontinued the profit sharing benefit in favor of the enhanced Company matching contribution.

Participant Accounts - Each participant’s account is credited with the participant’s contribution and allocations of Company contributions, Plan earnings and forfeitures of terminated employees’ non-vested accounts, as permitted by the Plan, and charged with withdrawals and an allocation of Plan losses. Plan earnings and losses are allocated based on participant account balances in the various Plan investment options. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - Participants are always 100% vested in their pre-tax contributions and matching contributions (each adjusted for any investment gains or losses). Starting with 2003 contributions, all participants are also 100% vested in the profit sharing contributions.

For profit sharing contributions prior to 2003, participants are vested based on their years of service. A year of service is defined as a Plan year in which a participant works at least 1,000 hours. Participant accounts vest incrementally (30% after third year of service, 60% after fourth year of service, 100% after fifth year of service) or upon attaining normal retirement age, death or total disability.

LONGS DRUG STORES CALIFORNIA, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Forfeited Accounts - Upon termination, the nonvested portion of a participant’s account is forfeited and is transferred to the forfeiture account. At Longs’ discretion, any portion of forfeited amounts may be used, in the year of forfeiture or in any later Plan year, (1) to reduce Longs’ matching contribution (2) to be allocated to active participant accounts in addition to Longs’ contribution or (3) to pay administrative expenses of the Plan. In 2007, $49,551 of previously forfeited amounts were allocated to active participant accounts in addition to Longs’ contributions, and approximately $21,673 was used to pay administrative expenses. Longs or the Plan must reinstate any forfeited amounts reclaimed by a participant who is re-employed before a five-year break in service and who recontributes the vested account balance distributed upon termination.

Payment of Benefits - Benefits are normally payable to participants upon termination of employment. Participants whose account balances are less than $1,000 are required to receive their account balance in a lump-sum amount. Participants whose accounts exceed $1,000 are entitled to choose among alternative forms of lump-sum distributions, as described in the Plan document, including roll-over distributions and in-kind distributions of Longs stock, or may elect to keep their account balances in the Plan.

Participant Loans - Participants may borrow from their fund accounts a minimum of $500 up to a maximum of $50,000 or 50 percent of their account balance attributed to deferred salary contributions, catch up contributions, matching contributions, and rollover contributions, whichever is less. Participants may have up to two loans outstanding at any time. Loan payments are automatically deducted from each paycheck and reinvested in the same manner as contributions. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with prime lending rates at the time funds are borrowed. Principal and interest are paid ratably through monthly payroll deductions.

2.	Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The Plan’s investments in the Merrill Lynch Retirement Preservation Trust collective trust fund that are fully benefit-responsive investment contracts are stated at fair value and presented with the adjustment necessary to reflect such investments’ contract value on the statement of net assets available for benefits. The statement of changes in net assets available for benefits is presented on a contract value basis. Participant loans are valued at their outstanding balances, which approximates fair value. Investment purchases and sales are recorded as of the trade date. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Since investments are recorded at fair value, account balances and participant accounts are subject to continuous increases and decreases in value. Such fluctuations may be significant and can occur over short periods of time.

Administrative Expenses including audit, legal, investment advisors, trustee, and administrative costs are substantially all paid by the Plan with certain costs paid by Longs. Administrative expenses are insignificant and are reflected in benefits paid to participants.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately recorded. Consequently, management fees and operating expenses are recorded as a reduction of net appreciation (or increase in net depreciation) in fair market value of investments for such investments.

Benefits Paid to Participants are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for investment options in funds, which invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate, credit risk, economic changes and overall market volatility. Due to the level of risks involved with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. It is also possible that certain investments are not liquid for short or long periods of time.

LONGS DRUG STORES CALIFORNIA, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

New accounting pronouncement - In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 will require increased disclosures in the Plan’s financial statements.

3.	Investments

The fair value of individual investments that represented 5% or more of the Plan’s net assets available for benefits for each respective year are as follows:

	December 31,
	2007	2006
Common stock of Longs Drug Stores Corporation, 4,679,151 and 5,583,410 shares, respectively	$219,920,093	$236,624,895
Merrill Lynch Retirement Preservation Trust Fund, 191,141,529 and 175,812,808 shares, respectively	189,421,255	172,472,365
American Funds Washington Mutual Investors Fund, 3,043,555 and 2,936,028 shares, respectively	102,324,300	102,320,580

For the year ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Common stock of Longs Drug Stores Corporation	$28,960,142
Mutual funds	(8,215,488)

Total	$20,744,654

4.	Non-participant Directed Investments

Non-participant directed investments include shares of Longs common stock contributed by the Company in the form of profit sharing contributions made through March 2003 (representing the Plan Sponsor’s profit sharing contributions for years through fiscal 2003). As of December 31, 2006, the Plan held shares of Longs common stock with a fair value of $185,395,668 that were non-participant directed investments. Effective January 1, 2007, the Plan was amended to make all investments in the Plan participant directed.

5.	Related Party Transactions

Certain Plan investments (cost - $222,268,039 and fair value - $221,959,823 at December 31, 2007 and cost - $204,642,623 and fair value - $204,367,069 at December 31, 2006) are shares of mutual funds and collective trusts managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

LONGS DRUG STORES CALIFORNIA, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

The Plan held the following shares of common stock of Longs Drug Stores Corporation, the sponsoring employer:

	December 31,
	2007	2006
Common stock shares	4,679,151	5,583,410
Cost basis	$203,334,782	$207,864,919

During the year ended December 31, 2007, the Plan recorded dividend income from Longs common stock of $2,770,552.

On March 24, 2008 the Company contributed 80,715 shares of Longs common stock with a value of $3,858,984 to the Plan, representing the Plan Sponsor’s final profit sharing contribution for the 2008 Plan year. Effective January 1, 2008 the Company discontinued the profit sharing benefit in favor of an enhanced matching contribution.

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007:

Net assets available for benefits per the financial statements	$865,713,422
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,720,274)

Net assets available for benefits per the Form 5500	$863,993,148

7.	Plan Termination

Although it has not expressed any intent to do so, Longs has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Termination of the Plan would result in the distribution of Plan assets to participants.

8.	Federal Income Tax Status

The Plan obtained its latest determination letter on February 6, 2003, in which the Internal Revenue Service stated that the employee savings component of the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan also obtained a determination letter on June 5, 2002, in which the Internal Revenue Service stated that the pre-2003 plan year profit sharing component of the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving these determination letters. The Sponsor and the Plan’s tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan qualified and the related trust was tax-exempt as of December 31, 2007 and 2006. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

LONGS DRUG STORES CALIFORNIA, INC.

EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

FORM 5500, SCHEDULE H PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2007

Description of Investments	Shares / Units	Cost	Fair Value
* Common Stock of Longs Drug Stores Corporation	4,679,151	$203,334,782	$219,920,093
* Participant Loans - 4,597 loans to participants with interest rates between 4.0% and 10.95% maturing through 2017	N/A	N/A	27,489,679
Collective Funds:
* Merrill Lynch Retirement Preservation Trust Fund	191,141,529	191,141,529	189,421,255
* Merrill Lynch Equity Index Trust Fund	284,229	31,126,510	32,538,568

Total Collective Funds	191,425,758	222,268,039	221,959,823

Mutual Funds:
American Funds Washington Mutual Investors Fund	3,043,555	106,464,216	102,324,300
American Funds Bond Fund of America	3,466,850	46,138,491	45,277,059
BlackRock Value Opportunities Fund	1,386,077	33,464,513	28,400,734
AIM International Growth Fund	1,469,109	46,167,688	47,687,258
Templeton Growth Fund	1,286,832	33,096,403	30,999,790
BlackRock Large Cap Growth Fund	2,476,319	27,332,049	28,230,034
Oppenheimer Capital Appreciation Fund	451,732	21,970,495	23,964,374
Hotchkis and Wiley Mid-Cap Value Fund	788,723	22,226,885	16,160,937
Davis New York Venture Fund	557,532	21,951,257	22,552,173
Franklin Small-Mid Cap Growth Fund	658,498	25,735,394	23,817,857
Fidelity Advisor Small Cap Fund	409,163	9,589,436	10,098,162
Ivy Science and Technology Fund	213,785	6,849,665	6,849,665
Goldman Sachs Government Income Fund	356,814	5,220,383	5,348,640

Total Mutual Funds		406,206,875	391,710,983

TOTAL INVESTMENTS		$831,809,696	$861,080,578

*	Managed by a party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LONGS DRUG STORES CALIFORNIA, INC. 401(k) PLAN

Date: June 27, 2008	/s/ GERALDINE O. BURRUEL
Geraldine O. Burruel Director, Benefits

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 23	Consent of Independent Registered Public Accounting Firm